Exhibit 99.38

September 23, 2014

Mr. David E. I. Pyott,

Mr. Michael R. Gallagher

Mr. Russell T. Ray

Dr. Trevor Mervyn Jones

Mr. Louis J. Lavigne

Dr. Deborah Dunsire

Dr. Peter J. McDonnell

Mr. Timothy D. Proctor

Mr. Henri A. Termeerstev murr

To the Board of Directors of Allergan:

We have read published reports that you are negotiating a substantial highly leveraged acquisition that would not require shareholder approval in an attempt to preclude a transaction with Valeant. This action would directly contradict your repeated published statements that: “While Allergan does not believe that Valeant’s offer provides compelling value relative to the alternatives available to the Company, the Allergan Board of Directors fully supports the right of shareholders to vote on the value proposition offered by Valeant at the appropriate time.”

By undertaking an acquisition without a shareholder vote, with the purpose and desired effect of frustrating a Valeant transaction, you are breaching your commitment that shareholders would have a vote on the value proposition offered by Valeant. We do not believe you can lawfully undertake such a transaction, particularly given your failure to engage with Valeant.

If you take such action we will immediately bring litigation against you (and any counterparty that aids and abets you) for breach of fiduciary duty.

PERSHING SQUARE CAPITAL MANAGEMENT, L.P.

Sincerely,

William A. Ackman
Chief Executive Officer